Exhibit 99.1

ENERFLEX LTD. ANNOUNCES THE APPOINTMENT OF A NEW INDEPENDENT DIRECTOR

NEWS RELEASE

CALGARY, Alberta, November 25, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) announced the appointment of Mr. Ben Cherniavsky to its Board of Directors (the “Board”), effective today.

“We are pleased to welcome Ben to our Board, continuing Enerflex’s ongoing process of Board renewal which has resulted in the addition of five new directors in the past four years,” said Kevin Reinhart, Chair of the Enerflex Board. “Ben is a seasoned financial professional with deep expertise across North American capital markets. We look forward to his insights as Enerflex executes on its strategy and aims to deliver significant value creation for its shareholders.”

Mr. Cherniavsky commented, “I am honored to join the Enerflex Board at this important time for the Company. I have been following Enerflex for many years and look forward to collaborating with my colleagues on the Board as the Company works to capitalize on the strong underlying macro drivers of its business.”

About Ben Cherniavsky

Mr. Cherniavsky is currently an investment banking partner at Fort Capital Partners, focusing on financial advisory services for mid-market industrial businesses in Canada. He worked for over 20 years at Raymond James Ltd., including as Managing Director, Equity Analyst and Head of Industrials Research, providing research coverage on a diverse group of publicly traded companies in the transportation, manufacturing, distribution, engineering, construction, and industrial products and services sectors.

He is currently a director of Toromont Industries, serving on the Audit and Human Resources committees. Ben is also a former member of the Advisory Board of Norland Limited and now sits on the board of its independent subsidiary INDEQCO Ltd.

Mr. Cherniavsky holds a BA in Economics from the University of Alberta and an MBA from the Richard Ivey School of Business at Western University. He is active in his community where he sits on the Board of the Cherniavsky Junior Club for the Performing Arts, is a director of the Whistler Tennis Association and sits on the Foundation Board of Trustees for St. George’s School.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

2